UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO Sec. 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
Sec. 240.13d-2(a)

(Amendment No. 3)1

L.B. Foster Company
(Name of Issuer)

Common Stock, Par Value $.01
(Title of Class of Securities)

350060109
(CUSIP Number)

BRADLEY S. VIZI
LEGION PARTNERS ASSET MANAGEMENT, LLC
9401 Wilshire Blvd, Suite 705
Beverly Hills, CA 90212
(424) 253-1775
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 28, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Sec. 240.13d-7 for other parties to whom copies are to be sent.

_______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 801,209
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 801,209
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 801,209
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.72%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 108,856
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 108,856
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,856
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.05%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Legion Partners Special Opportunities, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 318,861
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 318,861
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 318,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.07%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,228,926
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,228,926
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,228,926
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.84%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,237,105
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,237,105
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,237,105
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.91%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,237,105
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,237,105
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,237,105
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.91%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Bradley S. Vizi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,237,105
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,237,105
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,237,105
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.91%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,237,105
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,237,105
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,237,105
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.91%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,237,105
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,237,105
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,237,105
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.91%
14	TYPE OF REPORTING PERSON IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of L.B. Foster Company, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 415 Holiday Drive, Pittsburgh, Pennsylvania 15220.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Legion Partners, L.P. I, a Delaware limited partnership (“Legion Partners I”);

(ii)	Legion Partners, L.P. II, a Delaware limited partnership (“Legion Partners II”);

(iii)	Legion Partners Special Opportunities, L.P. II, a Delaware limited partnership (“Legion Partners Special II”);

(iv)	Legion Partners, LLC, a Delaware limited liability company, which serves as the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special II;

(v)
Legion Partners Asset Management, LLC, a Delaware limited liability company (“Legion Partners Asset Management”), which serves as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special II;

(vi)
Legion Partners Holdings, LLC, a Delaware limited liability company (“Legion Partners Holdings”), which serves as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC;

(vii)	Bradley S. Vizi, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings;

(viii)	Christopher S. Kiper, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings; and

(ix)	Raymond White, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 9401 Wilshire Boulevard, Suite 705, Beverly Hills, California 90212.

(c)           The principal business of each of Legion Partners I, Legion Partners II and Legion Partners Special II is investing in securities.  The principal business of Legion Partners, LLC is serving as the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special II.  The principal business of Legion Partners Asset Management is managing investments in securities and serving as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special II.  The principal business of Legion Partners Holdings is serving as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC.  The principal occupation of each of Messrs. Vizi, Kiper and White is serving as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Vizi, Kiper and White are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Legion Partners I, Legion Partners II and Legion Partners Special II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.  The aggregate purchase price of the 801,209 Shares owned directly by Legion Partners I is approximately $10,679,203, including brokerage commissions.  The aggregate purchase price of the 108,856 Shares owned directly by Legion Partners II is approximately $1,555,143, including brokerage commissions.  The aggregate purchase price of the 318,861 Shares owned directly by Legion Partners Special II is approximately $4,071,929, including brokerage commissions.

Item 4.	Purpose of Transaction.

On February 12, 2016, the Reporting Persons and the Issuer entered into an agreement (the “Agreement”), pursuant to which the Issuer agreed, among other things, to (i) add Bradley S. Vizi (the “New Director”) to the board of directors of the Issuer (the “Board”) effective immediately with a term expiring at the Issuer’s 2016 annual meeting of shareholders (the “2016 Annual Meeting”), (ii) nominate the New Director for reelection to the Board at the 2016 Annual Meeting, and (iii) cause the Board to decrease the size of its membership by one effective after the certification of the shareholder vote with respect to the 2016 Annual Meeting. The Issuer also agreed not to increase the size of the Board beyond nine members through the Standstill Period (as defined below).

The Reporting Persons have agreed, from the date of the Agreement until the date that is ten (10) calendar days prior to the deadline for the submission of shareholder nominations for the 2017 annual meeting of shareholders (the “2017 Annual Meeting” and such period, the “Standstill Period”), to abide by certain “standstill provisions” including, among other things, acquiring greater than 18% of the Issuer’s outstanding common stock and participating in future proxy contests; provided, that the Standstill Period will be extended until the date that is ten (10) calendar days prior to the deadline for the submission of shareholder nominations for the 2018 annual meeting of shareholders, if the Issuer agrees to re-nominate the New Director, and the New Director consents to being nominated, for election to the Board at the 2017 Annual Meeting.

In addition, throughout the Standstill Period, the Reporting Persons have agreed to vote in favor of each director nominated by the Board for election to the Board and each shareholder proposal listed on the Issuer’s proxy card in accordance with the Board’s recommendations, including in favor of all other matters recommended for shareholder approval by the Board, except that the Reporting Persons may vote (i) in accordance with the recommendations of Institutional Shareholders Services (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) if ISS or Glass Lewis recommend otherwise with respect to any proposal (other than the election of directors) and (ii) in their own discretion, in connection with certain transactions or events specified in the Agreement.

The disclosure set forth in Item 6 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 10,383,765 Shares outstanding as of July 27, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2016.

A.	Legion Partners I

(a)	As of the close of business on September 30, 2016, Legion Partners I beneficially owned 801,209 Shares.

Percentage: Approximately 7.72%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 801,209
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 801,209

(c)	The transactions in the Shares by Legion Partners I during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Legion Partners II

(a)	As of the close of business on September 30, 2016, Legion Partners II beneficially owned 108,856 Shares.

Percentage: Approximately 1.05%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 108,856
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 108,856

(c)	Legion Partners II did not conduct transactions in the Shares during the past 60 days.

C.	Legion Partners Special II

(a)	As of the close of business on September 30, 2016, Legion Partners Special II beneficially owned 318,861 Shares.

Percentage: Approximately 3.07%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 318,861
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 318,861

(c)	Legion Partners Special II did not conduct transactions in the Shares during the past 60 days.

D.	Legion Partners, LLC

(a)
As the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special II, Legion Partners, LLC may be deemed the beneficial owner of the (i) 801,209 Shares owned by Legion Partners I, (ii) 108,856 Shares owned by Legion Partners II, and (iii) 318,861 Shares owned by Legion Partners Special II.

Percentage: Approximately 11.84%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,228,926
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,228,926

(c)
Legion Partners, LLC has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Legion Partners Asset Management

(a)
Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special II, may be deemed the beneficial owner of the (i) 801,209 Shares owned by Legion Partners I, (ii) 108,856 Shares owned by Legion Partners II, and (iii) 318,861 Shares owned by Legion Partners Special II. Legion Partners Asset Management directly owns 8,179 shares.

Percentage: Approximately 11.91%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,237,105
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,237,105

(c)
Legion Partners Asset Management has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Legion Partners Holdings

(a)
Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC, may be deemed the beneficial owner of the (i) 801,209 Shares owned by Legion Partners I, (ii) 108,856 Shares owned by Legion Partners II, (iii) 318,861 Shares owned by Legion Partners Special II, and (iv) 8,179 Shares owned by Legion Partners Asset Management.

Percentage: Approximately 11.91%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,237,105
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,237,105

(c)
Legion Partners Holdings has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

G.	Messrs. Vizi, Kiper and White

(a)
Each of Messrs. Vizi, Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 801,209 Shares owned by Legion Partners I, (ii) 108,856 Shares owned by Legion Partners II, (iii) 318,861 Shares owned by Legion Partners Special II, and (iv) 8,179 Shares owned by Legion Partners Asset Management.

Percentage: Approximately 11.91%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,237,105
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,237,105

(c)
None of Messrs. Vizi, Kiper or White has entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by each of Legion Partners I, Legion Partners II and Legion Partners Special II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 18, 2016 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

After the market close on August 18, 2016, Legion Partners Asset Management entered into an Automatic Share Purchase Plan Agreement (the “Agreement”) with Cantor Fitzgerald & Co. (“Cantor Fitzgerald”) for the purpose of establishing a trading plan to effect purchases of Shares of the Issuer in compliance with all applicable laws, including, without limitation, Section 10(b) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including but not limited to, Rule 10b5-1. The Agreement allows for the purchase of up to an aggregate of $2.85 million worth of Shares by Cantor Fitzgerald on behalf of Legion Partners Asset Management. The Shares purchased pursuant to the Agreement may only be purchased in accordance with trading requirements adopted by Legion Partners Asset Management, and there can be no assurance as to how many Shares, if any, will be purchased pursuant to the Agreement or at what price any such Shares will be purchased. A copy of the Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Legion Partners, L.P. I, Legion Partners, L.P. II, Legion Partners Special Opportunities, L.P. II, Legion Partners, LLC, Legion Partners Asset Management, LLC, Legion Partners Holdings, LLC, Bradley S. Vizi, Christopher S. Kiper and Raymond White, dated September 30, 2016.

99.2	Agreement dated August 18, 2016 by and between Legion Partners Asset Management and Cantor Fitzgerald

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 30, 2016

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

Legion Partners Special Opportunities, L.P. II,

By:	Legion Partners Asset Management, LLC Investment Advisor

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

Legion Partners, LLC

By:	Legion Partners Holdings, LLC Managing Member

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	Managing Member

/s/ Bradley S. Vizi
Bradley S. Vizi

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

LEGION PARTNERS, L.P. I
							Commission	Purchase /
	Ticker or	Buy/	Trade	# of	# of		& Other	Sale
Ticker	Option	Sell	Date	Shares	Options	Price	Trading Fees	Total Cost
FSTR	FSTR	BUY	8/11/16	20,305		$9.51	$203	$193,302
FSTR	FSTR	BUY	8/12/16	24,707		$9.48	$247	$234,524
FSTR	FSTR	BUY	8/15/16	7,808		$9.82	$122	$76,773
FSTR	FSTR	BUY	8/16/16	20,000		$10.62	$305	$212,667
FSTR	FSTR	BUY	8/17/16	14,290		$11.22	$219	$160,505
FSTR	FSTR	BUY	8/18/16	23,162		$11.37	$352	$263,762
FSTR	FSTR	BUY	8/25/16*	12,360		$12.00	$190	$148,510
FSTR	FSTR	BUY	8/26/16*	800		$11.98	$17	$9,599
FSTR	FSTR	BUY	8/31/16*	1,500		$11.99	$28	$18,017
FSTR	FSTR	BUY	9/1/16*	8,200		$11.60	$128	$95,251
FSTR	FSTR	BUY	9/2/16*	4,800		$11.90	$77	$57,188
FSTR	FSTR	BUY	9/7/16*	3,524		$11.95	$58	$42,168
FSTR	FSTR	BUY	9/8/16*	7,461		$11.93	$117	$89,158
FSTR	FSTR	BUY	9/9/16*	17,170		$11.71	$263	$201,327
FSTR	FSTR	BUY	9/14/16*	8,544		$10.97	$133	$93,896
FSTR	FSTR	BUY	9/15/16*	3,593		$11.09	$59	$39,922
FSTR	FSTR	BUY	9/16/16*	8,454		$11.28	$132	$95,467
FSTR	FSTR	BUY	9/21/16*	6,001		$11.71	$95	$70,373
FSTR	FSTR	BUY	9/22/16*	8,039		$11.72	$126	$94,339
FSTR	FSTR	BUY	9/23/16*	5,361		$11.47	$85	$61,581
FSTR	FSTR	BUY	9/28/16*	9,500		$11.83	$148	$112,525
FSTR	FSTR	BUY	9/29/16*	11,292		$12.00	$174	$135,665
FSTR	FSTR	BUY	9/30/16*	14,419		$12.00	$221	$173,199
*This transaction was effected pursuant to a Rule 10b5-1 plan adopted by the Reporting Persons on August 18, 2016. Accordingly, the Reporting Persons had no discretion with regard to the timing of the transaction.